Filed by Millennium Chemicals Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                     Subject Company:  Millennium Chemicals Inc.
                                                     Commission File No. 1-12091


Date:      April 29, 2004


This filing contains the text of a memo provided to all employees of Millennium on April 29, 2004. These materials are being filed pursuant to Rule 425 under the Securities Act of 1933.

                                      # # #

 [Millenium Chemicals logo]                               INTEGRATION Team Notes


From:    Marie Dreher, Myra Perkinson, Gus Williamson     Date:  April 29, 2004
Subject: INTEGRATION ACTIVITIES SINCE MID-APRIL RELATED
         TO THE PROPOSED TRANSACTION WITH LYONDELL        Location: Hunt Valley


To:      All Millennium Employees

           Since the last update to employees on April 13, members of the joint Lyondell-Millennium Integration Team have been engaged in numerous activities to plan for and coordinate the integration of Millennium businesses into the Lyondell enterprise when the transaction closes, expected in the third quarter of 2004.

     Q:   WHAT IS THE INTEGRATION TEAM FOCUSING ON?

     A: The Integration sub-teams are tasked with developing recommendations and implementation plans for all major functional groups ranging from manufacturing and supply chain to finance and human resources. Their first priority has been to review business processes in place and current organizational structure to more fully understand the businesses and functions.

          Lyondell and Millennium representatives have been visiting various Millennium sites globally, discussing current processes and participating in employee meetings. In meetings among integration team members, the focus has been on "discovery," learning about how Millennium and Lyondell do things. The sessions have been very open and informative. Timelines have been set for each sub-team, and they are preparing for a smooth transition once the transaction closes.

     Q:   HAVE ANY ORGANIZATIONAL DECISIONS BEEN MADE?

     A: The sub-teams are in the early stages of reviewing the current organization and developing staffing proposals related to the integration of Millennium into Lyondell; remember that no actions will be implemented unless and until the proposed transaction closes. Dan Smith has announced that Bart de Jong will become General Manager, TiO2, upon the close of the proposed business combination with Lyondell, and assume overall responsibility for Millennium's global titanium dioxide (TiO2) business. The business will continue to be operated out of Baltimore, Md., with business and support resources necessary for the ongoing needs of the business. No other decisions have been made, but we will communicate with you as soon as possible once that happens.

     Q:   WHAT ARE THE NEXT STEPS IN THE TRANSACTION TIMELINE?

     A: Lyondell filed a registration statement containing a preliminary joint proxy statement/prospectus of Lyondell and Millennium with the SEC on April 26, 2004. That document is now publicly available on the SEC website, as well as Lyondell's and Millennium's websites. We must receive Hart-Scott-Rodino and other competition law clearance; approval by both companies' shareholders, obtain amendments to the Lyondell and Millennium credit facilities and meet other customary conditions before the transaction can close. We expect this all to be completed and the transaction to close in the third quarter.

     Q: SINCE SOME LYONDELL AND EQUISTAR EMPLOYEES ARE FORMER MILLENNIUM EMPLOYEES, ARE THERE ANY CHANGES LYONDELL EMPLOYEES SHOULD KNOW ABOUT REGARDING MILLENNIUM'S PENSION PLAN?

     A: For employees who have earned Millennium U.S. pension benefits, Lyondell intends to assume the obligation.

     Q:   WHAT IF I HAVE OTHER QUESTIONS?

     A: First, talk with your supervisor or HR manager and let them know of your questions or concerns. Senior Leaders (generally directors and vice presidents) have received basic information about the transaction, and are available to respond to your questions.

          In addition, we have established "Ask Millennium," a special email box for integration-related questions.

These materials contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the proposed transaction between Lyondell and Millennium, including financial and operating results, Lyondell's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Lyondell's management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements. The following factors, among others, could affect the proposed transaction and the anticipated results: approval by Lyondell's and Millennium's respective shareholders, amendments to Lyondell's and Millennium's respective credit facilities, the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Act, the receipt of other competition law clearances and the parties' ability to achieve expected synergies in the transaction within the expected timeframes or at all. Additional factors that could cause Millennium's results to differ materially from those described in the forward-looking statements can be found in Exhibit
99.1 to Millennium's Amendment No. 1 to its Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the SEC on April 27, 2004 (the "Amended Millennium 10-K"), and Lyondell's registration statement containing a preliminary joint proxy statement/prospectus, which was filed with the SEC on April 26, 2004.

In addition, in connection with the proposed transaction Lyondell and Millennium have filed relevant materials with the SEC, including Lyondell's registration statement containing a preliminary joint proxy statement/prospectus, which was filed on April 26, 2004. The definitive joint proxy statement/prospectus will be sent to holders of Lyondell's and Millennium's common stock when it becomes available. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS ON FILE WITH THE SEC, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED BY LYONDELL OR MILLENNIUM BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the preliminary joint proxy statement/prospectus and the definitive joint proxy statement/prospectus (when it becomes available) and other documents filed by Lyondell and Millennium with the SEC for free at the SEC's web site at www.sec.gov. The preliminary joint proxy statement/prospectus and the definitive joint proxy statement/prospectus (when it becomes available) and the other documents filed by Millennium may also be obtained free from Millennium by calling Millennium's Investor Relations department at (410) 229-8113.

The respective executive officers and directors of Lyondell and Millennium and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lyondell's executive officers and directors is available in its proxy statement filed with the SEC by Lyondell on March 16, 2004, and information regarding Millennium's directors and its executive officers is available in the Amended Millennium 10-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary joint proxy statement/prospectus and other relevant materials filed with the SEC and will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC.